UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
October 13, 2006
GRAVITY Co., Ltd.

(Translation of registrant’s name into English)
14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F          ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes          ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

GRAVITY REPORTS SECOND QUARTER AND FIRST QUARTER 2006 RESULTS
SIGNATURES
Exhibit Index
EX-99.1 Consolidated Balance Sheet
EX-99.2 Consolidated Statements of Operations

Contacts:	Gravity Co. Ltd
Tae Sung Hwang
82-2-2019-6140
thwang@gravity.co.kr
- or -
Brian Rafferty
Taylor Rafferty, New York
1-212-889-4350
- or -
John Dudzinsky
Taylor Rafferty, London
44-20-7614-2900
gravity@taylor-rafferty.com
GRAVITY REPORTS SECOND QUARTER
AND FIRST QUARTER 2006 RESULTS
Seoul, South Korea — October 13, 2006 — GRAVITY Co., Ltd. (NASDAQ: GRVY), an online game developer and publisher based in Korea, today announced its consolidated financial results for the three months ended March 31, 2006 and June 30, 2006, respectively, each prepared in accordance with generally accepted accounting principles in the United States.
Revenue for the second quarter ended June 30, 2006 was KRW11,294 million (US$11,774 thousand), representing a 11.4% increase from KRW10,140 million (US$10,571 thousand) for the first quarter ended March 31, 2006.
Mr. Il Young Ryu, Chairman and Chief Executive Officer of Gravity, commented, “Despite the increasing competition in the Massively Multi-player Online Role Playing Game, or MMORPG, market, we have renewed the license for our main product Ragnarok Online in Japan and entered into memorandum of understanding for the licensing of Ragnarok Online 2, the successor game to our popular Ragnarok Online game in August 2006 with various parties in Japan, Taiwan, Thailand, the Philippines and Brazil. Mr. Ryu also noted, “We are planning to strengthen our product pipeline by enhancing our development and publishing capabilities. For example, we are in the final stages of the development of Ragnarok Online 2, with the beta testing of Ragnarok Online 2 expected to be conducted in Korea towards the end of this year or early next year. In addition, we expect, in the near future, to commence the commercial launch of several other online games, including Requiem and Pucca Online.
As a result of having to restate its financial statements for the years ended December 31, 2002, 2003 and 2004, Gravity did not prepare quarterly and semi-annual financial statements during the year ended December 31, 2005. Accordingly, Gravity is unable to provide a year-on-year analysis for the two periods presented herein as compared against the corresponding periods in 2005.
REVIEW OF FINANCIAL RESULTS

Revenues
Royalties and licensing fees revenues for the second quarter ended June 30, 2006 were KRW6,966 million (US$7,262 thousand), representing a 2.3% increase from KRW6,811 million (US$7,101 thousand) for the first quarter of 2006. The growth was driven primarily by improved operating results of the licensee in Japan, which in turn is attributable mainly to the licensee’s sales promotions of various online game items to users in Japan.
Subscription revenue for the second quarter of 2006 was KRW1,935 million (US$2,017 thousand) compared to KRW2,300 million (US$2,398 thousand) for the first quarter of 2006, representing a 15.9% decrease. The decrease resulted mainly from the decrease in revenue from Ragnarok Online as a result of increased competition in Korea.
Mobile games revenue was KRW1,278 million (US$1,332 thousand) for the second quarter of 2006, representing a 104.8% increase from KRW624 million (US$650 thousand) for the first quarter of 2006. The increase was primarily due to increased sales of mobile contents, including mobile contents of NEOCYON, Inc. Gravity’s management believes that the contribution of NEOCYON, Inc.’s mobile contents to Gravity’s earnings validates in part the current strategic focus of the management, and also is a positive indication of the future growth potential of its business.
Character merchandising, animation and other revenue was KRW1,115 million (US$ 1,163 thousand) for the second quarter of 2006, representing a 175.3% increase from KRW405 million (US$422 thousand) for the first quarter of 2006, which was mainly due to the commencement of sales of mobile phones by NEOCYON, Inc. and the sales of the original soundtrack recording of Ragnarok Online.
Cost of Revenues and Operating Expenses
Cost of revenues was KRW4,814 million (US$5,019 thousand) for the second quarter of 2006, representing a 15.7% increase from KRW 4,162 million (US$ 4,339 thousand) for the first quarter of 2006. The growth in Gravity’s cost of revenues relates primarily to an increase in the purchasing cost of mobile contents and goods made by third party providers, which resulted mainly from an increase in the sale of mobile contents and other merchandising items.
Operating expenses were KRW8,770 million (US$9,143 thousand) for the second quarter of 2006, representing a 23.9% increase from KRW7,080 million (US$7,381 thousand) for the first quarter of 2006. This growth in operating expenses was due primarily to increased research and development expenses relating to publishing of games developed by third parties which will be published on STYLIA and due to higher advertising expenses in connection with the open beta testing of two new games, Time N Tales and Love Forty. The research and development expenses were KRW1,773 million (US$1,848 thousand) and KRW2,679 million (US$2,793 thousand) for the first quarter and the second quarter of 2006, respectively.
Income before income tax expenses and others was KRW4,910 million (US$5,118 thousand) for the second quarter of 2006. Gravity’s loss before income tax expenses and others was KRW538 million (US$561 thousand) for the first quarter of 2006. Income before income tax expenses and others increased in spite of an increase in operating losses quarter-on-quarter from KRW1,102 million (US$1,149 thousand) to KRW2,290 million (US$2,388 thousand) from the first quarter to the second quarter of 2006, mainly due to the increase in other income consisting of (i) the payments from Gravity’s former Chairman to Gravity relating to his diversion of revenues otherwise due to Gravity and (ii) proceeds from the sale of Gravity’s building in May 2006.
As a result of the foregoing factors, Gravity recorded net income of KRW4,469 million (US$4,658 thousand) for the second quarter of 2006 compared with net loss of KRW440 million (US$459 thousand) for the first quarter of 2006.
The balance of cash and cash equivalents and short-term financial instruments was KRW81,530 million (US$84,998 thousand) as of June 30, 2006 and KRW81,344 million (US$84,804 thousand) as of March 31, 2006, respectively.
Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW959.20 to US$1.00, the noon buying rate in effect on October 10, 2006 as quoted by the Federal Reserve Bank of New York.
About GRAVITY CO., Ltd. --------------------------------------------------
Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 21 markets. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to collect, and in a timely manner, license fees and royalty payments from overseas licensees; our ability to acquire, develop, license, launch, market or operate commercially successful online games; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-

looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contact:
Mr. Tae Sung Hwang
Chief Financial Officer
Gravity Co., Ltd.
Tel: +82 (0)2 2019 6140
Email: thwang@gravity.co.kr
OR
Taylor Rafferty:
London — Jennifer Cornell at +44 (0)20 7614 2900
New York — Rebecca Lohse at +1 212 889 4350
Seoul — Min Kim at +82 (0)2 2000 5753
Tokyo — Yuhau Lin at +81 (0)3 5733 2620
Email: gravity@taylor-rafferty.com
#   #   #

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                    GRAVITY Co., Ltd.
Date: 10/13/2006

By:	/s/ Tae Sung Hwang
Name: Tae Sung Hwang
Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Consolidated Balance Sheet As of December 31, 2005, March 31, 2006 and June 30, 2006

99.2	Consolidated Statements of Operations for the three months ended March 31, 2006 and June 30, 2006, and for the six months ended June 30, 2006